UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                                    ITSA LTD.
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                                (Name of Issuer)

                    Ordinary Shares, par value $.01 per share
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                         (Title of Class of Securities)

                                    G4984V106
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                                 (CUSIP Number)

                                  July 25, 2001
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             (Date of Event Which Requires Filing of this Statement)

Check    the  appropriate  box to  designate  the rule  pursuant  to which  this
         Schedule 13G is filed:

                |_| Rule  13d-1(b)
                |X| Rule  13d-1(c)
                |_| Rule  13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.  G4984V106
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1. Names of Reporting Persons.
   I.R.S. Identification Nos. Of Above Persons (entities only): Stephen Feinberg
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2. Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)______                  (b)_______
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3. SEC Use Only
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4. Citizenship or Place of Organization:  United States
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Number of Shares Beneficially Owned by     5.  Sole Voting Power        572,001*
Each Reporting Person With:
                                           6.  Shared Voting Power            0
                                           7.  Sole Dispositive Power   572,001*
                                           8.  Shared Dispositive Power       0
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9.  Aggregate Amount Beneficially Owned by Each Reporting Person:       572,001*
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10. Check  if  the  Aggregate  Amount  in  Row (9)  Excludes Certain Shares (See
    Instructions):  Not Applicable
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11. Percent of Class Represented by Amount in Row (9):  5.7%*
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12.  Type of Reporting Person (See Instructions):  IN, IA
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* As of July 25, 2000,  269,143  shares of ITSA Ltd.  (the  "Company")  ordinary shares, par value $.01 per share (the "Common Stock"), were owned by Cerberus International, Ltd., a corporation organized under the laws of the Bahamas ("International"), and 131,429 shares of the Common Stock were owned by Cerberus Institutional Partners, L.P., a limited partnership organized under the laws of Delaware ("Institutional"). In addition, as of such date, 171,429 shares of the Common Stock were owned in the aggregate by certain private investment funds (collectively, the "Funds"). Stephen Feinberg possesses sole power to vote and direct the disposition of all shares of the Common Stock owned by each of International, Institutional and the Funds.

Item 1.

(a)  Name Of Issuer:   ITSA Ltd.

(b) Address of Issuer's Principal Executive Offices: SCS, Quadra 07-BL.A, Ed. Executive Tower, Sala 601, 70.300-911 Brasilia-DF Brazil

Item 2.

(a)  Name of Person Filing:  Stephen Feinberg

(b)  Address of Principal Business Office or,  if  none,  Residence:   450  Park
     Avenue, 28th Floor, New York, New York 10022

(c)  Citizenship:  United States

(d)  Title of Class of Securities:  Ordinary Shares

(e)  CUSIP Number:  G4984V106

Item 3. If  this  statement  is  filed   pursuant  to  Section  240.13d-1(b)  or
        240.13d-2(b)  or (c),  check  whether the person filing is a:

        Not Applicable

Item 4. Ownership.

        (a) Amount beneficially owned (as of the date of this schedule): 572,001

        (b) Percent of Class (as of the date of this schedule): 5.7%

        (c) Number of shares as to which the person has:

            (i)  Sole power to vote or to direct the vote:   572,001

           (ii)  Shared power to vote or to direct the vote:   0

          (iii)  Sole power to dispose or to direct the disposition of : 572,001

           (iv)  Shared power to dispose or to direct the disposition of:   0

Item 5.  Ownership of Five Percent or Less of a Class.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following space |_|.

Item 6.  Ownership of More Than Five Percent on Behalf of Another Person.

         Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

         Not Applicable

Item 8.  Identification and Classification of Members of the Group.

         Not Applicable

Item 9.  Notice of Dissolution of Group.

         Not Applicable

Item 10. Certification.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                              February 27, 2001
                                              Date

                                              /s/ Stephen Feinberg
                                              Stephen  Feinberg, in his capacity
                                              as the investment manager for each
                                              of Cerberus  International,  Ltd.,
                                              Cerberus  Institutional  Partners,
                                              L.P. and the Funds.

      Attention: Intentional misstatements or omissions of fact constitute
                Federal criminal violations (See 18 U.S.C. 1001)